EXHIBIT 99.4

FOR IMMEDIATE RELEASE – November 13, 2012

Anchor Funding Services, Inc. reports third quarter 2012 net income of $111,018 and nine months 2012 net income of $316,387.

Boca Raton, Fl. (PR Newswire) November 13, 2012 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) a specialty commercial finance company focused on accounts receivable funding, announced today its results of operations for the three months and nine months ended September 30, 2012. Anchor reported third quarter 2012 finance revenues increased to $677,313 as compared to $561,014 for the comparable period of the prior year, a 20.7% increase.   Anchor reported finance revenues for the nine months ended September 30, 2012 increased to $1,932,558 as compared to $1,880,154 for the comparable period of the prior year, a 2.8% increase. Increased business from new and existing clients resulted in (i) net income for the three months ended September 30, 2012 of $111,018 as compared to $61,448 for the comparable period of the prior year and (ii) net income for the nine months ended September 30, 2012 of $316,387 as compared to $251,981 for the comparable period of the prior year.

Anchor continues to experience demand for its financing product services. Anchor purchased approximately $23.3 million of invoices during the third quarter 2012 compared to approximately $17.7 million for third quarter 2011.  For the nine months ended September 30, 2012, Anchor purchased approximately $71.7 million of invoices compared to approximately $58.9 million for the comparable period for the prior year.

Morry F. Rubin, CEO, stated "We are excited about our profitable results and our ability to be more competitive in the marketplace and fund larger transactions with the credit facility we entered into in November 2011. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 125 companies in over 30 states in the first nine months of 2012. We are focused on adding additional credit worthy clients to our national portfolio and seeking acquisition opportunities.”

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anchor to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and Anchor’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com